UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                Amendment No.: 6

                            ORTEC INTERNATIONAL, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                    68749B405

                                 (CUSIP Number)

                                December 1, 2004
             (Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ x ] Rule 13d-1(b)
                               [   ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  68749B405

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pequot Capital Management, Inc.
       06-1524885

2.     Check the Appropriate Box if a Member of a Group
       a. [  ]
       b. [  ]

3.     SEC Use Only

4.     Citizenship or Place of Organization
       Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5. Sole Voting Power:      197,763

       6. Shared Voting Power:    0

       7. Sole Dispositive Power:   197,763

       8. Shared Dispositive Power:   0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
           197,763

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)   [   ]

11.    Percent of Class Represented by Amount in Row (9):   3.42%

12.    Type of Reporting Person (See Instructions):    IA

Item 1.  (a)  Name of Issuer
              ORTEC INTERNATIONAL, INC.

         (b)  Address of Issuer's Principal Executive Offices
              3960 Broadway
              New York, NY 10032

Item 2.  (a)  Name of Person Filing
              Pequot Capital Management, Inc.

         (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

         (c)  Citizenship
              Pequot Capital Management, Inc. is a Connecticut corporation.

         (d)  Title of Class of Securities
              Common Stock, $.001 par value

         (e)  CUSIP Number
              68749B405

Item 3.  This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
         Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         Ownership as of December 31, 2004 is incorporated herein by reference from items (5) -(9) and (11) of the cover page of the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X]

         The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of the Group.
         Not Applicable.

Item 10. Certification.

         By signing below, I certify that to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2005
                                ----------------
                                      Date

                                 /s/ Aryeh Davis
                                 ---------------
                                    Signature

                                   Aryeh Davis
                          Principal and General Counsel
                          -----------------------------
                                   Name/Title